CONFIDENTIAL	July 10, 2018

Christina Chalk, Esq.

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Chalk:

On behalf of our client, Alps Electric Co., Ltd. (the “Company”), a company incorporated under the laws of Japan, we are submitting the Company’s draft Registration Statement on Form F-4 (the “Registration Statement”) relating to a business integration of the Company with Alpine Electronics, Inc. (“Alpine”) through a share exchange. Subject to the resolution of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Registration Statement, the Company hopes to have the Registration Statement be declared effective in early November 2018.

The Company is a “foreign private issuer,” as defined in Rule 405 of Regulation C under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. In accordance with the Commission’s procedures for foreign private issuers, the enclosed draft Registration Statement is being submitted to the Staff in draft form and for the Staff’s review on a confidential basis.

The draft Registration Statement includes consolidated financial statements of the Company and Alpine presented in accordance with International Financial Reporting Standards as issued by the

International Accounting Standards Board (“IFRS”) as of April 1, 2016 (the transition date to IFRS), and as of and for the fiscal years ended March 31, 2017 and 2018. The footnotes to such financial statements include required reconciliations for the first-time adoption of IFRS, as stipulated in IFRS 1, from accounting principles generally accepted in Japan (“Japanese GAAP”) to IFRS (1) as of April 1, 2016 and March 31, 2018 (reconciliations of equity) as well as (2) for the fiscal year ended March 31, 2018 (reconciliation of comprehensive income) (collectively, the “reconciliations to IFRS”). The Registration Statement is also expected to include eventually Japanese GAAP quarterly financial information (the “Japanese GAAP quarterly information”) of the Company and Alpine as of a date and for a period ending subsequent to March 31, 2018, that they will disclose publicly on a later date.

We note that the Staff has, in our earlier discussion with it, agreed to accommodate the following in connection with the Registration Statement:

1.	Notwithstanding the expected inclusion of Japanese GAAP quarterly information, the Registration Statement will not include any reconciliation of such Japanese GAAP quarterly financial information to those under accounting principles generally accepted in the United States, given the inclusion in the Registration Statement of the reconciliations to IFRS.

2.	Because the Company and Alpine had not adopted IFRS for their financial statements as of and for the three fiscal years ended March 31, 2014, 2015 and 2016, the selected financial data in the Registration Statement will include solely such data on an IFRS basis as of and for the fiscal years ended March 31, 2017 and 2018.

If you have any questions regarding the Registration Statement, please contact me at mikeda@shearman.com, +81-3-5251-1601, or Toshiro Mochizuki at toshiro.mochizuki@shearman.com, +81-3-5251-0210.

Thank you for your time and attention.

Very truly yours,

/s/ Masahisa Ikeda

Masahisa Ikeda
Partner

Enclosures

cc:	Mr. Toshihiro Kuriyama, President, Alps Electric Co., Ltd.